UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Quantum Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

747906501
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	747906501

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
969,900
	8	SHARED VOTING POWER
5,121,463
	9	SOLE DISPOSITIVE POWER
969,900
	10	SHARED DISPOSITIVE POWER
5,121,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,091,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.49%
14	TYPE OF REPORTING PERSON (See Instructions)
HC

CUSIP No.	747906501

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,627,662
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,627,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,627,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.82%
14	TYPE OF REPORTING PERSON (See Instructions)
BD

CUSIP No.	747906501

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,493,801
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,493,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,493,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.04%
14	TYPE OF REPORTING PERSON (See Instructions)
IA

CUSIP No.	747906501

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,493,801
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,493,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,493,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.04%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	747906501

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,493,801
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,493,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,493,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.04%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No.	747906501

1	NAMES OF REPORTING PERSONS
BR Dialectic Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%
14	TYPE OF REPORTING PERSON (See Instructions)
IA

CUSIP No.	747906501

1	NAMES OF REPORTING PERSONS
Dialectic Antithesis Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

Item 1.

(a)	Name of Issuer: Quantum Corporation
(b)	Address of Issuer’s Principal Executive Offices: 224 Airport Parkway, Suite 550, San Jose, CA 95110

Item 2(a).

B. Riley Financial, Inc., a Delaware corporation (“BRF”);

B. Riley FBR, Inc., a Delaware corporation (“BRFBR”);

B. Riley Capital Management, LLC, a New York limited liability company (“BRCM”);

BRC Partners Management GP, LLC, a Delaware limited liability company (“BRPGP”);

BRC Partners Opportunity Fund, L.P., a Delaware limited partnership (“BRPLP”);

BR Dialectic Capital Management, LLC, a Delaware limited liability Company (“BR Dialectic”); and

Dialectic Antithesis Partners LP, a Delaware limited partnership (“Dialectic”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each BRFBR, BRCM, BRPGP and BRPLP is:

11100 Santa Monica Blvd. Suite 800

Los Angeles, CA 90025

The principal business address of BRF is:

21255 Burbank Blvd. Suite 400

Woodland Hills, CA 91367

The principal business address of BR Dialectic and Dialectic is:

119 Rowayton Avenue, 2nd Floor, Norwalk, Connecticut 06853

Item 2(c).	Citizenship:

BRF, BRFBR, BRPGP, BRPLP, BR Dialectic, and Dialectic are organized under the laws of the State of Delaware.

BRCM is organized under the laws of the State of New York.

Item 2(d).	Title of Class of Securities:

Common Stock (the “Common Stock”)

Item 2(e).	CUSIP Number:

747906501

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of the date hereof, BRPLP beneficially owned 1,493,801 shares of Common Stock. BRPGP is the general partner of BRPLP. BRCM is an investment advisor to BRPLP. As a result, each of BRPGP and BRCM may be deemed to have beneficially owned the 1,493,801 shares of Common Stock owned directly by BRPLP.

As of the date hereof, BRFBR beneficially owned 3,627,662 shares of Common Stock.

As of the date hereof, Dialectic beneficially owned 0 shares of Common Stock. BR Dialectic is the general partner of and an investment advisor to Dialectic, BR Dialectic is a wholly-owned subsidiary of BRCM, and BRF is the parent company of BRCM. As a result, BR Dialectic, BRCM and BRF may be deemed to have indirectly beneficially owned the 0 shares held by Dialectic.

As of the date hereof, BRF beneficially owned 969,900 shares of Common Stock. BRF as the parent company of BRFBR and BRCM may be deemed to have indirectly beneficially owned the 5,121,463 shares of Common Stock beneficially owned in the aggregate by BRCM and BRFBR.

As a result, BRF may be deemed to have beneficially owned an aggregate of 6,091,363 shares of Common Stock.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)	Percent of Class:

As of the date hereof, BRPLP beneficially owned 4.04% of the outstanding shares of Common Stock. BRPGP is the general partner of BRPLP. BRCM is an investment advisor to BRPLP. As a result, each of BRPGP and BRCM may be deemed to have beneficially owned the 4.04% of the outstanding shares of Common Stock owned directly by BRPLP.

As of the date hereof, BRFBR beneficially owned 9.82% of the outstanding shares of Common Stock.

As of the date hereof, Dialectic beneficially owned 0% of the outstanding shares of Common Stock. BR Dialectic is the general partner of and an investment advisor to Dialectic, BR Dialectic is a wholly-owned subsidiary of BRCM, and BRF is the parent company of BRCM. As a result, BR Dialectic, BRCM and BRF may be deemed to have indirectly beneficially owned the 0% of the outstanding shares held by Dialectic.

As of the date hereof, BRF beneficially owned 2.63% of the outstanding shares of Common Stock. BRF as the parent company of BRFBR and BRCM may be deemed to have indirectly beneficially owned the 13.86% of the outstanding shares of Common Stock beneficially owned in the aggregate by BRCM and BRFBR.

As a result, BRF may be deemed to have beneficially owned an aggregate of 16.49% of the outstanding shares of Common Stock.

These percentages are based on a total of 36,941,906 shares of Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 5, 2019.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See cover page Items 5-9.

(ii)	Shared power to vote or to direct the vote: See cover page Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of: See cover page Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of: See cover page Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not Applicable.

Item 8.	Identification and classification of members of the group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 28, 2020

B. RILEY FINANCIAL, INC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY FBR, INC.

By:	/s/ Andy Moore
Name:	Andy Moore
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

by:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, LP

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

BR DIALECTIC CAPITAL MANAGEMENT, LLC

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC ANTITHESIS PARTNERS, LP

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Portfolio Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).